SECURITY LAND & DEVELOPMENT CORPORATION

2816 Washington Road, #103

Augusta, Georgia 30909

TENDER OFFER PRICE INCREASED TO $1.75 PER SHARE

AND OFFER EXTENDED UNTIL MAY 26, 2017

Dear Stockholder:

            I am writing to inform you that Security Land & Development Corporation has increased the Offer Price to $1.75 per share and extended until May 26, 2017, the expiration date of our tender offer.  We are now offering to purchase up to 2,000,000 shares of our common stock.  Except for the increase in the Offer Price to $1.75 per share (previously $1.60 per share), a decrease in the number of shares we are offering to purchase, and the extension of the expiration date, the material terms of the Offer have not changed.

            We further amended our Amended Offer to Purchase dated March 15, 2017 to increase the price and to discuss subsequent developments.  The amended information includes:

  The increase in the Offer Price to $1.75 per share, including updated pro forma financial information presenting the potential effects of the tender offer.

  Discussion of the unsolicited third party tender offer at $1.75 per share by AB Value Partners, LP and AB Opportunity Fund, LLC.  Neither the Company nor any member of the Board of Directors makes any recommendation as to whether any stockholder should tender or refrain from tendering shares, and encourages each stockholder to individually evaluate whether to tender. However, if a shareholder decides to tender shares, the Board requests that the shares be tendered to the Company in order to reduce the number of outstanding shares.

  Background and further detail concerning our Board of Directors’ consideration of the company’s Offer and the third party offer, the reduction in the number of shares we are offering to purchase, and the potential effects of the Offer on our Board of Directors and principal shareholders.

The amendments to the Offer and the Board’s position on the third party offer are explained in detail in our Amendment No. 7 to Schedule TO and our Amendment No. 2 to Schedule 14D-9, both filed with the SEC.  A copy of Amendment No. 7 to Schedule TO is enclosed with this letter. We encourage you to read these materials carefully before making any decision with respect to the Offer.

            Please note that the tender offer is now scheduled to expire at 5:00 pm, E.D.T., on May 26, 2017, unless extended by Security Land. If you wish to tender your shares, detailed instructions on how to tender shares were contained with the original Offer.  In order for you to tender your shares, we must receive your share certificates and the other documents described herein on or prior to that date. For questions and information, please call T. Greenlee Flanagin at (706)736-6334.

            If you have already tendered your shares, you will receive the increased price of $1.75 per share and no further action is required, unless you choose to withdraw your shares.

Very truly yours,

T. Greenlee Flanagin
President